UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
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                               (Amendment No. 4)1

             America First Financial Fund 1987-A Limited Partnership
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                                (Name of Issuer)

                          Beneficial Unit Certificates
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                         (Title of Class of Securities)

                                    023913106
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                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D


CUSIP No. 023913106                               Page   2   of   6   Pages
          ---------                                     ---      ---

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                     (b)  [X]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    0
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  0
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
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14   TYPE OF REPORTING PERSON*

     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 Pages

     This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 16, 1997, as amended September 17, 1997, October 14, 1997 and October 23, 1997 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the Beneficial Unit Certificates (the "Shares") of America First Financial Fund 1987-A Limited Partnership, a Delaware limited partnership (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     The  information  set forth in Item 5 of the Schedule 13D is hereby amended
and  supplemented  by  adding  the  following   information  to  the  respective
paragraphs thereof:

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 0 Shares of the Company (or 0% of the Company's Beneficial Unit Certificates outstanding on October 10, 1997) based on the number of 6,010,589 Shares then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons.

                                Page 3 of 6 Pages

     (e) The Partnership ceased to be the beneficial owner of more than five percent of the Shares outstanding on January 13, 1998.

                                Page 4 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  January 13, 1998
                                                  ----------------
                                                      (Date)


                                                  /s/ Daniel R. Tisch
                                                  -------------------
                                                      (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                      (Name/Title)


                                Page 5 of 6 Pages

                                    EXHIBIT A



                    Dispositions of Shares by the Partnership
                           During the Past Sixty Days
                           --------------------------



                        Date of             Number       Aggregate    Price Per
Entity                Transaction         of Shares        Price        Share
------                -----------         ---------      ---------    ----------

Partnership        January 13, 1998       (601,000)     $60,100.00      $0.10

================================================================================
All Shares were sold in transactions on the over-the-counter market.

                                Page 6 of 6 Pages